Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

OCEANPINE SKYLINE INC.

OCEANPINE MERGER SUB INC.

and

lakeshore biopharma co., ltd

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2025 (this “Agreement”), is entered into by and among LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. (the “Company”), Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party,” and collectively, the “Parties”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 1.1 hereof.

RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent as a result of the Merger on the terms and subject to the conditions set forth herein and in accordance with Part 16 of the Companies Act (the “Merger”);

WHEREAS, the board of directors of the Company (the “Board”) acting upon the unanimous recommendation of the Special Committee has (a) determined that the terms of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act) and declared it advisable to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Merger, (b) adopted resolutions authorizing and approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and (c) resolved to recommend that the shareholders of the Company approve this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, at the Shareholders’ Meeting;

WHEREAS, the respective board of directors of Parent (on behalf of Parent itself and as the sole shareholder of Merger Sub) and Merger Sub has each unanimously (a) determined that the terms of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are advisable and in the best interests of Parent and Merger Sub, respectively, and their respective shareholders, and (b) authorized and approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition and inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders and Parent have entered into a rollover and support agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which each of such Rollover Shareholders has irrevocably agreed, among other things, (a) to vote any Shares Beneficially Owned by each of them in favor of the approval and adoption of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) subject to the terms and conditions of the Support Agreement, (A) to subscribe for or otherwise receive newly issued Parent Shares at or immediately prior to the Effective Time and (B) to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Guarantor has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof, to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound the Parties hereby agree as follows:

Article I
DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“2020 Plan” means the 2020 Share Incentive Plan of the Company adopted on December 31, 2020.

“2024 Plan” means the 2024 Share Incentive Plan of the Company adopted on May 21, 2024 and amended in March 2025.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that an Acceptable Confidentiality Agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.2.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and, with respect to any natural person, shall also include any member of the immediate family of such natural person; provided, that (a) the Rollover Shareholders, the Sponsor, the Guarantor and their respective Affiliates (other than the Group Companies) shall not be deemed to be Affiliates of any Group Companies and vice versa; and (b) the Rollover Shareholders, the Sponsor, the Guarantor and their respective Affiliates (taking into account the forgoing clause (a)) shall be deemed to be the Affiliates of Parent and Merger Sub. For purposes of this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Antitakeover Statutes” means any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under applicable Laws.

“Applicable Date” has the meaning set forth in Section 4.7(a).

“Arbitrator” has the meaning set forth in Section 10.9.

“Assumed Option” has the meaning set forth in Section 3.3(a).

“Assumed RSU” has the meaning set forth in Section 3.3(d).

“Beneficially Own” has the meaning set forth in Rule 13d-3 under the Exchange Act and the rules and regulations thereunder.

“Board” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 3.2(b).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the City of New York, New York, the United States, the Cayman Islands, Hong Kong or Beijing, China are authorized or required by Laws or Orders to be closed for general business.

“Buyer Group Contracts” means collectively, the Limited Guarantee, the Equity Commitment Letter and the Support Agreement.

“Certificates” has the meaning set forth in Section 3.2(b).

“Change in Company Recommendation” has the meaning set forth in Section 6.2(e).

“Change in Company Recommendation Notice” has the meaning set forth in Section 6.2(f).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company” has the meaning set forth in the Preamble.

“Company Equity Awards” means the Company Options, the Company RSUs and any other awards granted under any Share Incentive Plan.

“Company Intellectual Property” has the meaning set forth in Section 4.15(a).

“Company Leased Real Property” means each leasehold interest held by any of the Group Companies in any real property used or occupied in connection with the businesses of the Group Companies, in each case, that is material to the business of the Group Companies, taken as a whole.

“Company Material Adverse Effect” means any Effect (as defined below) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Group Companies taken as a whole; or (b) prevents or materially delays or would reasonably be expected to prevent or materially delay the consummation by the Company of the Merger or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in no event shall any Effects arising out of, relating to or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect described in clause (a) above: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP (as defined below) or regulatory accounting requirements (or any interpretation or enforcement thereof) after the date hereof; (iii) changes in applicable Laws (or any interpretation or enforcement thereof) that are applicable to the Company or any of the other Group Companies; (iv) the public announcement or disclosure of or performance of this Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the Parties hereto, including the initiation of shareholder litigation or other Legal Proceeding related to this Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of the other Group Companies has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of this Agreement or the Transactions, or the identity of the Parties hereto); (v) geopolitical conditions, acts of God, natural or man-made disasters, epidemics, pandemic or other public health crises, declared or undeclared acts of war, acts of sabotage or terrorism, outbreak or escalation of hostilities or other comparable events or outbreaks; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) actions or omissions of any of the Group Companies taken that are required by this Agreement or with the written consent or at the written request of Parent, Merger Sub or any of their Affiliates or Representatives; (viii) changes, effects or circumstances affecting the industries or markets in which the Group Companies operate; (ix) the failure by the Company to meet any internal or industry estimates, expectations, forecasts, guidance, milestones, projections or budgets or internal or published projections of revenue, earnings, cash flaw or cash position for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (xi) any breach of the Transaction Agreements by Parent, Merger Sub or any other party thereunder (other than the Company), or any action taken by any Group Companies at the direction or consent of Parent, Merger Sub, the Sponsor, or any of their Affiliates or Representatives; provided, that the Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a Company Material Adverse Effect has occurred only to the extent such Effects, individually or in the aggregate, have a materially disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industries in which the Company and any of the Group Companies operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably expected to be, a Company Material Adverse Effect).

“Company Material Contracts” has the meaning set forth in Section 4.14(a).

“Company Option” means each option to purchase Shares granted under the Share Incentive Plans at or prior to the Effective Time, whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Owned Real Property” means all real property and interests in real property owned by any of the Group Companies as of the date of this Agreement.

“Company Permits” has the meaning set forth in Section 4.12(b).

“Company Personnel” has the meaning set forth in Section 4.19(b).

“Company Recommendation” has the meaning set forth in Section 4.4(b).

“Company RSU” means each restricted share unit or other right to acquire Shares granted under the Share Incentive Plans at or prior to the Effective Time, the restrictions over which have not lapsed at or prior to the Effective Time in accordance with the terms thereof.

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current and future employees, partners, shareholders, agents, managers, members or Affiliates (excluding any member of the Parent Group).

“Company SEC Reports” has the meaning set forth in Section 4.7(a).

“Company Shareholder Approval” means a special resolution (as defined in the Companies Act) of the shareholders of the Company, passed by not less than two-thirds of the votes cast by the holders of Shares as, being entitled to do so, vote in person or, in the case of corporations, by their respective duly authorized representatives or, where proxies are allowed, by proxy, as a single class to approve and authorize this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, in accordance with the Companies Act and the Company’s articles of association, at a general meeting of the Company of which notice specifying the intention to propose this resolution as a special resolution has been duly given.

“Company Termination Fee” has the meaning set forth in Section 9.3(a).

“Company Warrant(s)” has the meaning set forth in Section 3.1(f).

“Competing Proposal” means any bona fide written offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent) constituting or may reasonably be expected to lead to any Competing Transaction.

“Competing Transaction” means, other than the Transactions, any transaction or series of transactions for or relating to (a) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, extra-ordinary dividend, share repurchase, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company or to which twenty percent (20%) or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Group Companies that constitute or represent twenty percent (20%) or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (c) any sale, exchange, transfer or other disposition of twenty percent (20%) or more of any class of equity securities of the Company; (d) any general offer, tender offer or exchange offer that, if consummated, would result in any Person Beneficially Owning twenty percent (20%) or more of any class of equity securities of the Company; (e) any other transaction having an effect similar to the foregoing; or (f) any combination of the foregoing. For purposes of this definition, revenue, operating income and EBITDA of the Company shall be determined on a consolidated basis for the prior twelve (12)-month period preceding the date of determination and shall be determined in accordance with GAAP (or, in the case of EBITDA, in a manner consistent with the Company’s past accounting practices and, with respect to the components of EBITDA that are customarily GAAP items, in any case in accordance with GAAP).

“Confidentiality Agreements” means, collectively, (a) the confidentiality agreement, dated September 13, 2025, by and among the Company, the Special Committee, Oceanpine Investment Fund II LP and Oceanpine Capital Inc., (b) the confidentiality agreement, dated September 13, 2025, by and among the Company, the Special Committee and Crystal Peak Investment Inc., (c) the confidentiality agreement, dated October 5, 2025, by and among the Company, the Special Committee, Adjuvant Global Health Technology Fund, L.P. and Adjuvant Global Health Technology Fund DE, L.P., (d) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and Superstring Capital Master Fund LP, (e) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and Epiphron Capital (Hong Kong) Limited, (f) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and MSA GROWTH FUND II, L.P.

“Consortium Agreement” means, collectively, (a) that certain consortium agreement, dated as of August 26, 2025, entered into by and among Oceanpine Investment Fund II LP, Oceanpine Capital Inc. and Crystal Peak Investment Inc., (b) that certain deed of adherence, dated as of October 5, 2025, executed by Adjuvant Global Health Technology Fund, L.P. and Adjuvant Global Health Technology Fund DE, L.P., (c) that certain deed of adherence, dated as of October 27, 2025, executed by Superstring Capital Master Fund LP, (d) that certain deed of adherence, dated as of October 27, 2025, executed by Epiphron Capital (Hong Kong) Limited, and (e) that certain deed of adherence, dated as of October 27, 2025, executed by MSA GROWTH FUND II, L.P.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“D&O Insurance” has the meaning set forth in Section 7.5(e).

“Dissenting Shareholders” has the meaning set forth in Section 3.4.

“Dissenting Shares” has the meaning set forth in Section 3.4.

“Effect” means any effect, event, fact, development, circumstance, condition or change.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” means any exceptions to the enforceability of any Contract under applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or under principles of equity regarding the availability of remedies.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, joint venture syndicate, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law binding on any of the Group Companies or its operations or property as of or prior to the date hereof relating in any way to the environment, natural resources or Hazardous Materials.

“Equity Commitment Letter” means the equity commitment letter, dated November 4, 2025, to Parent from the Sponsor, pursuant to which the Sponsor has committed, subject to the terms and conditions set forth therein, to purchase or cause the purchase of the Equity Interests of Parent, for the cash amount set forth therein.

“Equity Interests” means, with respect to any Entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital and other equity securities of such Entity, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Exchange Ratio” has the meaning set forth in Section 3.3(a).

“Excluded Shares” means, collectively, (a) the Rollover Shares, (b) Shares held by any of Parent, Merger Sub and any of their respective Affiliates; (c) Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury; and (d) Shares held by holders who prior to the Closing agree with Parent not to receive any Merger Consideration with respect to such Shares.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Financial Advisor” has the meaning set forth in Section 4.4(c).

“Financing” has the meaning set forth in Section 5.12(a).

“GAAP” has the meaning set forth in Section 4.7(b).

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, tribal territory, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity, and any court or other tribunal).

“Group Companies” means the Company and each of the Company’s Subsidiaries.

“Guarantor” means Oceanpine Capital Inc.

“Hazardous Materials” means any chemical, substance or waste that is regulated and defined by a Governmental Entity as “hazardous,” “toxic,” a “pollutant,” or “radioactive” under applicable Environmental Law.

“HKIAC” has the meaning set forth in Section 10.9.

“HKIAC Rules” has the meaning set forth in Section 10.9.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; and (b) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; in each case, provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Insolvent” means, with respect to any Person, that (a) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total liabilities, including contingent liabilities; (b) the present fair saleable value of such Person’s assets is less than the amount required to pay the probable liability (subordinated, contingent or otherwise) of such Person on its debts, as such debts and liabilities become absolute and matured; (c) such Person intends to incur or believes that it will incur debts or liabilities that would be beyond its ability to pay such debts and liabilities as they mature; or (d) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” has the meaning set forth in Section 4.15(a).

“Interim Investors Agreement” means that certain interim investors agreement, dated as of November 4, 2025, entered into by and among Oceanpine Investment Fund II LP, Oceanpine Capital Inc., Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, Epiphron Capital (Hong Kong) Limited, MSA GROWTH FUND II, L.P., Parent and Merger Sub.

“Knowledge” means,(a) with respect to the Company, such facts and other information that as of the date of determination are actually known by members of the Special Committee; and (b) with respect to Parent or other party, such facts and other information that as of the date of determination are actually known by any director, officer, general or managing partner or person in similar positions of such Person, in each case, after due inquiry.

“Law” means any federal, state, provincial, local, municipal or foreign law, statute, ordinance, regulation, constitution, code, Order, franchise, license, requirement or permit issued, enacted, adopted, promulgated, implemented or otherwise having the force of law or Orders of any Governmental Entity, including any listing, corporate governance and other rules and regulations of the relevant stock exchange on which the relevant parties’ securities are listed.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any lien, mortgage, charge, pledge, encumbrance, security interest or adverse claim; and, with respect to securities, in addition to the foregoing, right of first offer or refusal, call option, limitation on voting rights or transfer restrictions, but excluding restrictions on transfer pursuant to federal and state securities Laws. For the avoidance of doubt, “Lien” does not include a license of Intellectual Property.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.2(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Notice Period” has the meaning set forth in Section 6.2(f).

“Order” means any order, writ, ruling, injunction, judgment, stipulation, determination, award or decree entered by or with any Governmental Entity.

“OTC Market” means the OTC Pink Open Market.

“Parent” has the meaning set forth in the Preamble.

“Parent Group” means collectively, (a) Parent, Merger Sub, the Rollover Shareholders, the Sponsor and the Guarantor, (b) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of each of the Persons listed in clause (a), and (c) any former, current or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of any of the foregoing.

“Parent Material Adverse Effect” means any Effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (a) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions; or (b) the compliance by each of Parent and Merger Sub of each of their respective obligations under this Agreement in any material respect.

“Parent Proposal” has the meaning set forth in Section 6.2(f).

“Parent Share” has the meaning set forth in Section 5.3(a).

“Parent Termination Fee” has the meaning set forth in Section 9.3(b).

“Parties” or “Party” has the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Per Share Merger Consideration” has the meaning set forth in Section 3.1(a).

“Permitted Liens” means, collectively, (a) Liens for Taxes, assessments and other governmental charges, levies or claims of payment not yet due and delinquent, or that are being contested in good faith by appropriate Legal Proceedings, in each case for which adequate accruals or reserves have been established in accordance with GAAP; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlord’s or other Liens or security interests arising or incurred in the ordinary course of business; (c) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any real property owned or leased by any Group Companies that do not materially impair the value or current use and operation of such properties; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Entities having jurisdiction over any real property owned or leased by any Group Companies, which are not violated by the current use and operation of such real property; (e) any exceptions or other matters disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by any Group Companies; (f) statutory Liens in favor of suppliers of goods or lessors arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (g) Liens, for Indebtedness, obligations or liabilities that are as of the date hereof described in the Company SEC Reports; (h) Liens for securing any equipment financing incurred in the ordinary course of business; (i) any Liens, encroachments, covenants, restrictions, statement of facts or other matters which an accurate survey or inspection of the real property owned or leased by any Group Companies would disclose, which would not materially impair the occupancy or current use of such real property which they encumber; (j) Liens imposed by applicable Law; (j) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (k) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (l) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (m) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; (n) any Liens to which the underlying fee or any other interest in the leased premises (or the land on which or the building in which the leased premises may be located) is subject, including rights of the landlord under the lease and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof, in each case that do not materially impair the value or current use and operation of the any affected real property owned or leased by the Group Companies; and (o) any other Liens that would not have or be reasonably expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or Entity or government, political subdivision, agency or instrumentality of a government.

“Plan of Merger” has the meaning set forth in Section 2.3.

“Policies” has the meaning set forth in Section 4.18.

“PRC” means the People’s Republic of China; provided, that solely for the purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and the islands of Taiwan.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“Proceeding” has the meaning set forth in Section 7.5(a).

“Proxy Statement” has the meaning set forth in Section 4.8.

“Record Date” has the meaning set forth in Section 7.2(a).

“Release” has the same meaning under the Comprehensive Environmental Response Act, 42 U.S.C. Section 9601(22).

“Representatives” means, with respect to any Person, such Person’s directors, officers, general or managing partners, other employees, agents, attorneys, accountants, financial and legal advisors, consultants, financing sources and other representatives, and the respective Representatives of the foregoing.

“Rollover Shareholders” means Oceanpine Investment Fund II LP, Oceanpine Capital Inc., Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, Epiphron Capital (Hong Kong) Limited, and MSA GROWTH FUND II, L.P., and “Rollover Shareholder” means any one of them.

“Rollover Shares” means (i) the Shares held by the Rollover Shareholders as of the date hereof set forth in the column titled “Number of Rollover Shares” opposite each Rollover Shareholder’s name on Schedule A of the Support Agreement, and (ii) any Shares that the Rollover Shareholders may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.7(c).

“Schedule 13E-3” has the meaning set forth in Section 4.8.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Incentive Plans” means, collectively, the 2020 Plan and the 2024 Plan.

“Shareholders’ Meeting” has the meaning set forth in Section 7.2.

“Shares” means the ordinary shares, per value US$0.0002 per share, of the Company.

“Special Committee” means the special committee of the Board consisting of Mr. Jutao (Adam) Zhao, Mr. Linnan (Thomas) Xue, and Mr. Chunyang Shao as of the date hereof, who are each (a) a member of the Board; (b) not affiliated with Parent or Merger Sub; and (c) not members of the Company’s management; provided, that solely if the existing Special Committee no longer exists after the date hereof or is otherwise altered by the Board, it means any other special committee of the Board composed solely of disinterested and independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Sponsor” means Oceanpine Capital Inc.

“Subsidiary” means, as to any Person, any Person (a) of which such first Person directly or indirectly owns securities or other Equity Interests representing more than fifty percent (50%) of the aggregate voting power; (b) of which such first Person possesses directly or indirectly the right to elect a majority of the board of directors or Persons holding similar positions; or (c) of which such first Person or any other subsidiary of such first Person is a general or managing partner or similar positions; and (d) that such Person controls through contractual arrangements; provided, that, for purposes of this Agreement, none of the Group Companies shall be deemed to be a Subsidiary of the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates prior to the Effective Time.

“Superior Proposal” means a bona fide written offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal”, each reference to “20%” in clauses (a) and (b) in the definition of “Competing Transaction” shall be replaced with “50%” and each reference to “20%” in clauses (c) and (d) in the definition of “Competing Transaction” shall be replaced with “75%”) made by a Third Party that (a) provides for the payment of cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and (b) the Board determines, in good faith judgment acting upon the recommendation of the Special Committee after (i) consultation with its financial advisor and outside legal counsel; (ii) taking into account all terms and conditions of such proposal, including the likelihood and timing of consummation thereof; and (iii) taking into account any changes to this Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal pursuant to Section 6.2(f), to be more favorable to the shareholders of the Company (other than the holders of Excluded Shares) than the Merger; provided, that any such offer shall not be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such offer is not fully committed to such Third Party; (B) the consummation of the transaction contemplated by such offer or proposal is conditional upon the obtaining and/or funding of such financing; or (C) the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Company” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, excise, real or personal property, sales, value added, franchise, withholding, social security, occupation, use, margin, environmental, escheat, unclaimed property, workers’ compensation, service, service use, value added, license, net worth, payroll, franchise, alternative, transfer or recording tax or other tax, fee, levy, duty, tariff, impost or other charge of any kind whatsoever, including any interest, penalties or additions thereto, whether disputed or not.

“Tax Return” means any report, return, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to a Governmental Entity under the applicable Laws with respect to Taxes.

“Termination Date” has the meaning set forth in Section 9.1(b)(2).

“Third Party” means any Person or “group” (as defined in Section 13(d) of the Exchange Act)of persons, other than Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor, or any of their respective Affiliates or Representatives.

“Transaction Documents” means this Agreement, the Buyer Group Contracts or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

“Transactions” has the meaning set forth in the Recitals.

“Warrant Agreement” means that certain warrant agreement, dated June 8, 2021, by and between Summit Healthcare Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by that certain warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Company and Continental Stock Transfer & Trust Company.

Section 1.2 Other Definitional Provisions; Interpretation

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(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, clauses, sub-clauses, annexes, exhibits and/or schedules are to the articles, sections, clauses, sub-clauses of, and annexes, exhibits and/or schedules to, this Agreement, unless otherwise specified.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.”

(c) Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

(d) The term “or” is not exclusive and the word “will” shall be construed to have the same meaning and effect as the word “shall.”

(e) Any reference to “US$” shall be to U.S. dollars.

(f)   References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder, in effect as of the date of this Agreement.

(g) A reference to any document (including this Agreement) is, unless otherwise specified, to that document as amended, consolidated, supplemented, novated or replaced from time to time in accordance with the terms thereof and including any annexes, schedules and exhibits thereto.

Article II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement (to the extent validly waivable by the Company or Parent, as the case may be), and in accordance with the Companies Act, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease and the Merger Sub will be struck off the Register of Companies in the Cayman Islands; and (b) the Company shall be the surviving company (as defined in the Companies Act) (the “Surviving Company”) in the Merger and shall continue its corporate existence under the Laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 2.2 Closing; Closing Date. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place remotely by conference call and electronic exchange of documents and signatures on a date (the “Closing Date”) to be agreed by the Special Committee (on behalf of the Company) and Parent, which shall be as soon as reasonably practicable, but in no event later than the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the Cayman Islands law-governed plan of merger with respect to the Merger (the “Plan of Merger”), substantially in the form set out in Annex A, to be duly executed by the Company and Merger Sub and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Companies Act; and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger shall become effective at such time as specified in the Plan of Merger, in accordance with the Companies Act (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of each of the Company and Merger Sub in accordance with the Companies Act and as provided in this Agreement.

Section 2.5 Memorandum and Articles of Association of the Surviving Company. At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Company, by virtue of the Merger and without any further action by the Surviving Company, shall be amended and restated in its entirety to read identically to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Laws and as provided in such memorandum and articles of association; provided, that (a) all references to “Oceanpine Merger Sub Inc.” in the memorandum and articles of association of the Surviving Company shall be amended to “LakeShore Biopharma Co., Ltd”; (b) references therein to the authorized share capital of the Merger Sub shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 7.5.

Section 2.6 Directors and Officers of the Surviving Company. The Parties shall take all actions necessary at the Effective Time so that (a) the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Company at the Effective Time; and (b) the officers of the Company immediately prior to the Effective Time shall become the initial officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent in a written notice delivered to the Company in accordance with Section 10.2 prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Laws.

Article III
CONVERSION OF SHARES

Section 3.1 Treatment of Company Securities and Merger Considerations.

(a) Treatment of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or Parent, be cancelled and cease to exist in exchange for the right to receive US$0.90 per Share in cash (the “Per Share Merger Consideration”), without any interest thereon, payable in the manner set forth in Section 3.2(b).

(b) Treatment of Excluded Shares. All Excluded Shares issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and cease to exist, without payment of any Merger Consideration or distribution therefor.

(c) Treatment of Dissenting Shares. Each of the Dissenting Shares shall be cancelled and cease to exist in accordance with Section 3.4 and thereafter represent only the right to receive the applicable payments referred to in Section 3.4.

(d) Treatment of Merger Sub Securities. Each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

(e) Adjustment to Merger Consideration. The Per Share Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, effectuated after the date hereof and prior to the Effective Time (but excluding any change that results from any exercise of Company Options or Company Warrants to purchase Shares or the vesting of any Company RSUs) and to provide the holders of Shares, Company Options, Company Warrants and Company RSUs with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

(f) Treatment of Company Warrants. From and after the Effective Time, each warrant to purchase Shares outstanding immediately prior to the Effective Time (each, a “Company Warrant” and, collectively, “Company Warrants”) shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated in the manner set forth in the Warrant Agreement.

Section 3.2 Exchange of Certificates Representing Shares; Payments.

(a) Paying Agent. As soon as reasonably practicable after the execution of this Agreement and prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent hereunder (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for all payments required to be made pursuant to Section 3.1(a) and Section 3.4(b) (in the case of Section 3.4(b), when required thereby) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement on terms reasonably acceptable to the Company with the Paying Agent prior to the Effective Time. Immediately prior to the Effective Time, or in the case of payments pursuant to Section 3.4(b), when required thereby, Parent shall deposit or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, other than the holders of Excluded Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make timely payment of the full amount of the Merger Consideration to be paid pursuant to Section 3.1 and this Section 3.2 (such cash amounts being hereinafter referred to as the “Exchange Fund”). The aggregate Per Share Merger Consideration payable to the Dissenting Shareholders who do not serve a notice of dissent under Section 238(5) of the Companies Act shall be added to the Exchange Fund at the relevant time. Parent (and on and after the Effective Time, the Surviving Company) shall pay, or cause to be paid, all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares (other than Excluded Shares) for the Per Share Merger Consideration.

(b) Exchange Procedures.

(1) Promptly after the Effective Time (and in any event not later than the fifth (5th) Business Day following the Closing Date), the Surviving Company shall cause the Paying Agent to mail (including electronically) to each holder of record of Shares (other than Excluded Shares and Dissenting Shares) represented by certificates (the “Certificates”) or Shares not represented by Certificates (the “Book-Entry Shares”) whose Shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal, which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company (at the direction of the Special Committee) and contain such other provisions as Parent and the Company (at the direction of the Special Committee) may reasonably agree, and which shall specify that delivery of such Certificates shall be deemed to have occurred, and risk of loss and title to the Certificates, shall pass, only upon proper delivery of the Certificates (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) to the Paying Agent, upon adherence to the customary procedures set forth in the letter of transmittal; and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits and indemnities of loss in lieu of the Certificates) in exchange for payment of the Per Share Merger Consideration to which the holder thereof is entitled. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 3.4(b) (and in any event within five (5) Business Days thereafter), Parent shall at the relevant time cause the Paying Agent to mail (including electronically) to the applicable shareholders such letter of transmittal and instructions described in the immediately preceding sentence. Upon surrender of a Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) for cancellation to the Paying Agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, the holder of such Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) shall be entitled to receive in exchange therefor cash, in the amount (after giving effect to any required withholding of Taxes) equal to (A) the number of Shares formerly represented by such Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) multiplied by (B) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), the Surviving Company shall cause the Paying Agent to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) in respect of such Book-Entry Shares (after giving effect to any required withholding of Taxes), without such holder being required to deliver a Certificate to the Paying Agent; provided, that an “agent’s message” has been previously delivered to the Paying Agent regarding such Book-Entry Shares, and such Book-Entry Shares shall then cease to represent any right to receive the Per Share Merger Consideration hereunder. No interest shall be paid or accrued on the Per Share Merger Consideration payable to holders of Book-Entry Shares or Certificates.

(2) If any Per Share Merger Consideration is to be paid to a Person other than a Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the (i) the Certificate so surrendered shall be accompanied by a proper form of transfer; and (ii) the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable. Payment of the applicable Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) Investment of the Exchange Fund. The Exchange Fund, pending its disbursements to the holders of the Shares, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investment that is speculative in nature and that no such investment or loss shall relieve any of Parent, the Surviving Company or the Paying Agent from making the payments required by this Article III. Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under this Article III shall be returned to the Surviving Company. Except as contemplated by Section 3.2(b), this Section 3.2(c), Section 3.2(e) and Section 3.2(h), the Exchange Fund shall not be used for any other purpose.

(d) No Transfers. At the Effective Time, there shall be no further registration of transfers of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company or the Paying Agent for any reason, they shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article III in the case of Shares other than the Excluded Shares and the Dissenting Shares, except as otherwise provided by this Agreement or by Laws.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including all interest and the other proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one (1) year after the Effective Time shall be delivered by the Paying Agent to the Surviving Company, and any former holders of Shares (other than the Excluded Shares) who have not theretofore complied with this Section 3.2 shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to this Article III without any interest thereon, upon compliance with the procedures in Section 3.2(b), in each case subject to applicable abandoned property, escheat or similar Laws.

(f) No Liability. Notwithstanding the foregoing, none of the Paying Agent, Parent, Merger Sub, the Rollover Shareholders, the Surviving Company, or the Company, or any shareholder, partner, member, Representative or Affiliate thereof, shall be liable to any Person in respect of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by former holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Laws, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificate. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in a form reasonably satisfactory to the Surviving Company and the Paying Agent) by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Paying Agent or the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct, and upon such terms as may be reasonably required by the Surviving Company or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Company, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate a check or wire transfer in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate (other than the Excluded Shares or the Dissenting Shares whose holders have served a valid notice of dissent under Section 238(5) of the Companies Act) multiplied by the Per Share Merger Consideration (less any applicable withholding Taxes), without any interest thereon.

(h) Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Surviving Company or the Paying Agent, as applicable, of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (A) has been sent to such Person and has been returned undelivered or has not been cashed; or (B) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company; or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company who are untraceable. Holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 3.3 Treatment of Equity Awards.

(a) Treatment of Company Options under 2020 Plan. Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time shall become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence shall be cancelled as of the Effective Time, automatically and without action by the holder of such Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the Exercise Price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount shall be paid as soon as reasonably practicable following the Effective Time by the Surviving Company; provided, that if the Exercise Price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option shall be cancelled without any payment therefor.

(b) Treatment of Company RSUs under 2020 Plan. Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence shall be cancelled as of the Effective Time, automatically and without action by the holder of such Company RSU, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount shall be paid as soon as reasonably practicable following the Effective Time by the Surviving Company.

(c) Treatment of Company Options under 2024 Plan. At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Company Options under the 2024 Plan, each Company Option under the 2024 Plan, whether vested or unvested, shall be assumed by Parent as an option to purchase Parent Shares (each, an “Assumed Option”) under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the Assumed Option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each Assumed Option shall continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

(d) Treatment of Company RSUs under 2024 Plan. At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Company RSUs under the 2024 Plan, each Company RSU under the 2024 Plan, whether vested or unvested, shall be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares (each, an “Assumed RSU”) equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each Assumed RSU shall continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the under the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

(e) Alternative Arrangement. The Company acknowledges that Parent may seek, prior to the Closing Date, to agree with an individual holder of a Company Equity Award that all or a portion of such holder’s Company Equity Awards shall not be treated as provided herein, but shall instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Equity Award with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least fifteen (15) days prior to the Closing Date, the individuals with whom it is seeking agreement with respect to such Company Equity Award, the Company shall use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

(f) Payment. Any payment under this Section 3.3 shall be made at or as soon as reasonably practicable after the Effective Time pursuant to the Company’s ordinary payroll practices and subject to all applicable Taxes and Tax withholding requirements, each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Laws in respect thereof, and each former holder of Company Options and/or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 3.3.

(g) Consent and Notification. At or prior to the Effective Time, the Company, the Board and/or the compensation committee of the Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.3. As promptly as reasonably practicable following the date hereof, the Company shall use its reasonable efforts to deliver written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 3.3. At or prior to the Effective Time, the Company shall terminate the Share Incentive Plans and all award agreements entered into under Company Options and Company RSUs, effective as of the Effective Time.

Section 3.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and if and to the extent available under the Companies Act, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (whether due to failure to comply with any procedural requirements of Section 238 of the Companies Act or otherwise) (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall have no right to receive the Per Share Merger Consideration and shall instead upon serving a valid written notice of dissent under Section 238(5) of the Companies Act be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b) For the avoidance of doubt, if any shareholder has failed to validly exercise or perfect its dissenter’s rights pursuant to Section 238 of the Companies Act, or if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the Companies Act (e.g., the giving of a written objection pursuant to Section 238(2) of the Companies Act) subsequently withdraws or loses its dissenter’s rights pursuant to the Companies Act (whether due to its failure to comply with any procedural requirements of Section 238 of the Companies Act or otherwise) with respect to any Dissenting Shares, such Shares shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.2 at the later of (i) the Effective Time; and (ii) the occurrence of such event. Parent or the Surviving Company, as applicable, shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (A) the number of Shares for which such shareholder has lost its dissenter’s rights pursuant to the Companies Act and (B) the Per Share Merger Consideration.

(c) The Company shall give Parent (i) prompt notice of any written notices of objection, notices of dissent or demands for appraisal received by the Company, written withdrawals of such notices, demands or offers, any other such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger; and (ii) the opportunity to participate in negotiations and Legal Proceedings with respect to demands for appraisal under the Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offer or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.5 Withholding Rights. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and any other Person that has a payment obligation pursuant to this Agreement shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options and Company RSUs such amounts as are required to be deducted or withheld therefrom under the Code or any provision of any other applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Company, the Paying Agent or any other Person that has a payment obligation pursuant to this Agreement, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.6 No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any un-surrendered Certificates.

Section 3.7 Merger Consideration and Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration is equal to or greater than the fair value of the Shares for the purposes of Section 238(8) of the Companies Act.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as and to the extent set forth in the Company SEC Reports filed prior to the date of this Agreement, without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “Forward-Looking Statements” disclaimer to the extent they are cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein, or (b) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect, of which any of Parent, Merger Sub, the Sponsor or any of the Sponsor’s Affiliates or any Representative of the Sponsor or its Affiliates has knowledge, or should have knowledge after due inquiry, prior to the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization. Each of the Group Companies is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Group Companies is duly qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Memorandum and Articles of Association. None of the Group Companies is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.3 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each. As of the date hereof, (i) 41,212,693 Shares are issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and nonassessable; (ii) no Company RSUs are issued and outstanding; (iii) 854,086 Company Options are granted and outstanding; and (iv) 16,749,989 Company Warrants, each exercisable for 0.1 Share, are outstanding.

(b) Except (1) as set forth in this Section 4.3 or elsewhere in this Agreement; (2) as contemplated by the Transactions; (3) for the Company Options and Company RSUs (including the rights and obligations of their holders and the Company under the terms of the Company Options and the Company RSUs); and (4) any issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company; (iii) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights (whether or not currently exercisable), agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares of capital stock, voting securities or other Equity Interests of the Company or securities convertible into or exchangeable for capital stock or voting securities or other equity securities of the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

(c) All Shares subject to issuance upon due exercise of a Company Option or settlement of a Company RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Share Incentive Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding; and (ii) the forms of award agreement evidencing such Company Options and Company RSUs. There are no award agreements evidencing such Company Options and Company RSUs under the 2024 Plan with terms that are materially different from those set forth in the forms of award agreement.

Section 4.4 Authorization; Validity of Agreement; Opinion of Financial Advisor.

(a) Assuming the accuracy of the representations in Section 5.7, (i) the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions, (ii) the execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly and validly authorized by the Board, except for obtaining the Company Shareholder Approval and the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and the appropriate merger documents as required by the Registrar of Companies of the Cayman Islands, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, and (iii) this Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(b) The Special Committee is composed of three (3) members of the Board, each of whom is not affiliated with Parent or Merger Sub and is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in Rule 10A-3 under the Exchange Act). The Board, acting upon the recommendation of the Special Committee, by resolutions duly adopted by vote of those directors voting at a meeting duly called and held, has (i) determined that the terms of the Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares); (ii) determined that the Merger is in the best interests of the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act), and declared that it is advisable for the Company to enter into this Agreement with Parent and Merger Sub and the Plan of Merger; (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein; and (iv) subject to the terms of this Agreement (including Section 6.2), resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”).

(c) The Special Committee has received the written opinion of Kroll, LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement for informational purposes only. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 4.5 Subsidiaries. All of the Subsidiaries of the Company are set forth in the Company SEC Reports or previously disclosed to Parent, Merger Sub, the Rollover Shareholders or any of their respective Affiliates or Representatives. All Equity Interests in or other voting securities of the Subsidiaries of the Company held by the Company or any other Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable. All such Equity Interests in and voting securities of the Company’s Subsidiaries owned by the Company or another Subsidiary of the Company are free and clear of any Lien or any other limitations or restrictions on such Equity Interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such Equity Interests and the right to receive dividends and distributions on such Equity Interests) other than the Permitted Liens. There are no issued, reserved for issuance or outstanding (a) securities of the Company or any Subsidiary of the Company convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company; (b) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue or sell any capital stock, voting securities or Equity Interests convertible into or exchangeable for capital stock or voting securities of any Subsidiary of the Company (other than the issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries); or (c) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company.

Section 4.6 Consents and Approvals; No Violation.

(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws; (ii) compliance with the rules and regulations of the OTC Market; (iii) the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and related documentation as required by the Companies Act and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement, the Merger and the other Transactions, including (A) the joining of the Company in the filing of the Schedule 13E-3 and the furnishing of Form 6-K; and (B) the filing or furnishing of one or more amendments to the Schedule 13E-3 and Form 6-K to respond to comments of the staff of the SEC, if any, on the Schedule 13E-3, (v) such filings as may be required in connection with state and local transfer Taxes, and (vi) such filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will require on the part of the Company any filing or registration with, notification to, action by, or authorization, permit, consent or approval of any Governmental Entity.

(b) Assuming the consents, approvals, qualifications, Orders, authorizations and filings referred to in Section 4.6(a) have been made or obtained and the accuracy of the representations in Section 5.7, and subject to the receipt of the Company Shareholder Approval, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will (i) conflict with or violate any provision of the memorandum of association, articles of association (or any equivalent organizational documents) of the Company or any of its Subsidiaries; (ii) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, result in the loss of a benefit under, result in the termination of or a right of termination or cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien (except for Permitted Liens) upon any of the respective properties or assets of any Group Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which any Group Company is a party or by which any of them or any of their properties or assets may be bound; or (iii) violate any Law or Order applicable to any of the Group Companies or any of their properties or assets, except, in each case of sub-clauses (i) through (iii), for such violations, breaches, defaults, terminations, cancellations, amendments, accelerations or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 SEC Reports; Internal Control.

(a) The Company has filed or furnished all reports and other documents (including all exhibits, amendments and supplements thereto) with the SEC required to be filed or furnished by the Company since March 17, 2023 (the “Applicable Date”) (such reports and documents, together with any current reports filed during such period by the Company with the SEC on a voluntary basis on Form 6-K, and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”) on a timely basis or has received a valid extension of such filing deadline and has filed any such Company SEC Reports prior to the expiration of any such extension. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Reports were amended, as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements (including the related notes, where applicable) of the Company included in or incorporated by reference into the Company SEC Reports was prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the respective periods then ended, except as may be noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(c) The Company is in compliance in all material respects with, the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder. The Company has established and maintains in all material respects disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to the management of the Company as appropriate to allow timely decisions regarding required disclosure. To the Knowledge of the Company, (i) there are no “significant deficiencies” or “material weakness”, if any, in the design or operation of internal control over financial reporting which are reasonably be expected to materially adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) there is no fraud, whether or not material, that involves management or other employees of the Company or any of the Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

Section 4.8 Proxy Statement; Other Information. The information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the proxy statement (such Proxy Statement, as amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the shareholders of the Company and the transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, the “Schedule 13E-3”) to be filed with the SEC with respect to the Merger will not, on the date such Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, or on the date such Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, as the case may be, contain any untrue statement of a material fact of the Company or omit to state any material fact of the Company required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will each comply as to form in all material respects as of the date of its first use with the provisions of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. No representation is made by the Company with respect to statements made in the Proxy Statement or the Schedule 13E-3 or incorporated by reference therein to the extent based on information supplied, or required to be supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates or Representatives.

Section 4.9 No Undisclosed Liabilities. Except for liabilities or obligations (a) incurred in the ordinary course of business and consistent with past practices since March 31, 2025; (b) disclosed in or reflected or reserved against in the Company’s consolidated financial statements (or notes thereto) included in the Company SEC Reports; (c) arising under this Agreement or in connection with the Transactions or for performance of obligations under the express terms of Company Material Contracts or applicable Law; (d) which have been discharged or paid in full in the ordinary course of business and consistent with past practices, (e) that are otherwise the subject of any other representation or warranty contained in this Article IV, or (f) which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, none of the Group Companies has, or is responsible for performing or discharging, any accrued, contingent or other liabilities of any nature required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries (and the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company SEC Reports, whether due or to become due, either matured or unmatured.

Section 4.10 Absence of Certain Changes. Since March 31, 2025 through the date of this Agreement, (a) the Group Companies have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Company Material Adverse Effect or any Effects that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Litigation; Orders. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement:

(a) there is no Legal Proceeding that has been initiated since the Applicable Date and is pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, or any share, security, Equity Interest, property or asset of any of the Group Companies, before any Governmental Entity; and

(b) there is no Order that has been issued since the Applicable Date with respect to any of the Group Companies or any of the assets owned or used by any of the Group Companies.

Section 4.12 Compliance with Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each of the Group Companies is in compliance with, and since March 31, 2023 has not been given written notice of any violation of, Laws applicable to them; and

(b) (i) each of the Group Companies is in possession of all grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for it to own, lease, operate and use its properties and assets or to carry on its business substantially as is being conducted as of the date of this Agreement (the “Company Permits”); (ii) each of the Group Companies is in compliance with the terms of the Company Permits and all of the Company Permits are valid and in full force and effect; and (iii) no suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing.

Section 4.13 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Group Companies has (i) timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were true, correct and complete in all material respects when filed and (ii) paid, discharged or accrued all material Taxes that are due and payable by any of them.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, since the Applicable Date, the Group Companies have not received written notice of any audits or examinations of any Tax Return of any of the Group Companies, and none of the Group Companies has been notified in writing by any jurisdiction that the jurisdiction believes that such entity was required to file any Tax Return in such jurisdiction that was not filed.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or significant deficiencies against any of the Group Companies.

(d) The Group Companies have withheld and collected all material amounts of Taxes to the extent required by applicable Laws to be withheld or collected, and, to the extent required by applicable Laws, have paid over such amounts to the appropriate Governmental Entity.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company’s Subsidiaries has, in accordance with applicable Laws, duly registered with the relevant Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Entities, (ii) no submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entities in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and (iii) as of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the Knowledge of the Company, threatened in writing.

(f) The representations set forth in this Section 4.13 are the sole and exclusive representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 4.13 and will not be based on the representations set forth in any other provision of this Agreement. Nothing in this Section 4.13, or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attribute, asset, or benefit or (ii) any Tax positions that Parent or any of its Affiliates (including any Group Company) may take in respect of a taxable period (or portion thereof) beginning after the Closing Date.

Section 4.14 Material Contracts.

(a) For purposes of this Agreement, the “Company Material Contracts” means (i) this Agreement and (ii) any Contracts to which any of the Group Companies is a party as of the date of this Agreement filed as exhibits to the Company SEC Reports.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract constitutes a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to Enforceability Exceptions; (ii) to the Knowledge of the Company, none of the Group Companies nor any other party to a Company Material Contract is in breach or violation of, or default under, or has taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, any Company Material Contract; (iii) the Group Companies have not received, during the twelve (12) month period preceding the date hereof, any written claim or notice of default under any Company Material Contract which has not been resolved; (iv) to the Knowledge of the Company, the Group Companies have not received, as of the date of this Agreement, any written notice from any counterparty that such counterparty intends to terminate any Company Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction will constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Company Material Contract.

Section 4.15 Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies own or possess all necessary or required licenses or other necessary or required rights to use (in each case, free and clear of any Liens, except for Permitted Liens) in the manner currently used, all material patents, patent rights, trademarks (including common law trademark rights in program titles and other protectable elements), trademark rights, trade names, trade name rights, copyrights, domain names, service marks, service mark rights, applications to register, registrations for, and extension and reissues of, any of the foregoing, trade secrets, know-how and proprietary rights and information, in each case to the extent protected under applicable Laws (the “Intellectual Property”) used in connection with the business of the Group Companies as it is now being conducted (the “Company Intellectual Property”);

(b) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and since the Applicable Date has not infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any Person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property;

(c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property that has not been resolved;

(d) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid right to use all Company Intellectual Property used or held for use in or necessary for the conduct of the business of the Group Companies as currently conducted, free and clear of all Liens other than the Permitted Liens. As of the date hereof, to the Knowledge of the Company, no Third Party is infringing in any material respect a proprietary right in any Company Intellectual Property owned by the Group Companies and the use of the Company Intellectual Property in connection with the Group Companies’ businesses as currently conducted does not materially infringe upon any Intellectual Property of any Person. To the Knowledge of the Company, none of the Group Companies has received, in the past two (2) years, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation by any of the Group Companies that has not been settled or otherwise resolved;

(e) the consummation of the Transactions would not adversely alter, encumber, impair or extinguish any Company Intellectual Property right of any of the Group Companies; and

(f) the Group Companies have since the Applicable Date taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of all trade secrets owned, used or held for use by the Group Companies and no such trade secrets have been disclosed other than to employees, representatives and agents of the Group Companies, on a need-to-know basis.

Section 4.16 Real Property.

(a) With respect to each Company Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Company Owned Real Property, free and clear of all Liens, except Permitted Liens; (ii) no Group Company has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein; and (iv) the relevant Group Company has duly complied with all of the terms and conditions of, and all of its obligations under, the relevant land use rights Contract or real property purchase Contract in relation to any Company Owned Real Property owned by it.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the leases under which any of the Group Companies holds any Company Leased Real Property is in full force and effect and constitutes a valid and binding obligation of any of the Group Companies. To the Knowledge of the Company, neither the Group Companies nor any other party to the lease is in material default under any lease.

Section 4.17 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary other than the Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Group Companies.

Section 4.18 Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all material insurance policies with respect to the business and assets of the Group Companies (the “Policies”) are in full force; (ii) to the Knowledge of the Company, none of the Group Companies is in breach or default of any of the Policies; and (iii) to the Knowledge of the Company, none of the Group Companies has received any written notice of cancellation or threatened cancellation of any of the Policies or of any written claim pending regarding the Group Companies under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies.

Section 4.19 Employee Matters.

(a) Each of the Group Companies is in compliance in all material respects with all applicable labor and employment Laws, including all such applicable Laws relating to (i) wages, working hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation; (ii) the collection and payment of withholding and/or social security Taxes and any similar Tax; and (iii) deductions, payments and contributions of retirement insurance, medical insurance, unemployment insurance, work-related injury insurance, birth and nursery insurance, pension fund insurance and any other social benefit payments required by applicable Laws, except, in each case of (i) through (iii), for any non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no disputes pending or, to the Knowledge of the Company, threatened in writing between any of the Group Companies and any of their respective current or former employees, contractors, subcontractors, agents or other Persons engaged by such Group Company in connection with their businesses (collectively, the “Company Personnel”), including disputes with respect to the items listed in this Section 4.19(b) whether directly between any of the Group Companies and any Company Personnel or before or involving any Governmental Entity; (ii) there are no collective bargaining agreement or other labor union Contract applicable to employees of any of the Group Companies and to which such Group Company is a party to or bound by; (iii) there are no unfair labor practice complaints pending, or to the Knowledge of the Company, threatened in writing, against any of the Group Companies before any Governmental Entity; and (iv) there is no strike, slowdown, work stoppage or lockout, or similar activity or, threat thereof, by or with respect to any Company Personnel, nor has there been any such occurrence during the past two (2) years.

Section 4.20   Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Group Companies are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable environmental permits, licenses and other authorizations necessary under applicable Law to operate the business as presently operated, (b) to the Knowledge of the Company, no property of any Group Company where Hazardous Materials are stored, transported, treated or disposed of on behalf of any of the Group Companies is contaminated with any Release of Hazardous Materials in a manner that a remedial action is to be required under applicable Environmental Law, and (c) to the Knowledge of the Company, since the Applicable Date, none of the Group Companies has received any written claim or complaint, or is presently subject to any Legal Proceeding, relating to non-compliance with any applicable Environmental Laws or any other liabilities pursuant to or arising in connection with any Environmental Laws, environmental permits or Hazardous Materials.

Section 4.21 No Other Representations. Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any Group Companies or their respective businesses, or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization.

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(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association, or similar governing documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

(b) Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Agreements and the Transactions.

Section 5.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly authorized and approved by all necessary actions, and no other action on the part of Parent or Merger Sub is necessary to adopt this Agreement or to authorize or approve the execution and delivery this Agreement and the consummation by them of the Transactions, including the Merger (in the case of the consummation of the Merger, subject to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands as required by the Companies Act). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions.

Section 5.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each (each, a “Parent Share”), of which one (1) is validly issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, of which one (1) is validly issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws.

(c) Merger Sub has not created any fixed or floating security interest that are outstanding as of the date of this Agreement.

Section 5.4 Consents and Approvals; No Violations

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(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; (ii) compliance with the rules and regulations of the OTC Market; (iii) the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and related documentation as required by the Companies Act; (iv) such filings with the SEC as may be required to be made by Parent and Merger Sub in connection with this Agreement, the Merger and the other Transactions, including the filing of the Schedule 13E-3; and (v) such filings as may be required in connection with state and local transfer Taxes, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by them of the Transactions will require any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity.

(b) The execution, delivery or performance of this Agreement by Parent and Merger Sub and the consummation by them of the Transactions will not (i) violate any provision of the memorandum and articles of association (or equivalent organizational documents) of Parent or Merger Sub; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which Parent, Merger Sub or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound; or (iii) assuming the filings, registrations, notifications, authorizations, consents and approvals referred to in Section 5.4(a) have been made, violate any Law applicable to Parent, Merger Sub or any of its Subsidiaries or any of their respective properties or assets; except in the case of sub-clauses (ii) and (iii) for such violations, breaches, defaults, terminations, cancellations or accelerations that would not be reasonably expected to have a Parent Material Adverse Effect.

Section 5.5 Proxy Statement; Other Information. None of the information supplied or to be supplied in writing by or on behalf of any of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, on the date such Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, or on the date such Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or their respective Affiliates or Representatives for inclusion therein, will each comply as to form in all material respects as of the date of its first use with the requirements of the Exchange Act. No representation is made by Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor, or their respective Affiliates or Representatives with respect to statements made in the Proxy Statement or the Schedule 13E-3 or incorporated by reference therein to the extent based on information supplied, or required to be supplied by or on behalf of the Company or any of its Subsidiaries or their respective Representatives.

Section 5.6 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.

Section 5.7 Share Ownership. Other than (a) the Excluded Shares held by Parent, Merger Sub, any Rollover Shareholder or any of their respective Affiliates, which will be cancelled at the Effective Time in accordance with this Agreement; and (b) the Company Options and Company RSUs held by the Rollover Shareholders or any of their respective Affiliates, none of Parent, Merger Sub, the Rollover Shareholders, the Sponsor or any of their respective Affiliates Beneficially Owns any Shares or other securities (including derivative securities) of the Company or any options, warrants or other rights to acquire Shares or other securities of the Company and none of the foregoing has any rights to acquire, directly or indirectly, any Shares except pursuant to this Agreement and the Support Agreement. As of the date hereof, Parent, Merger Sub, the Rollover Shareholders, the Sponsor and their respective Affiliates collectively Beneficially Own 21,988,169 Shares, collectively representing approximately 53.35% of the voting power of the Shares exercisable in a general meeting of the Company.

Section 5.8 Buyer Group Contracts. Parent and Merger Sub have, on or prior to the date of this Agreement, delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts, the Consortium Agreement and the Interim Investors Agreement. Other than the Buyer Group Contracts, the Consortium Agreement and the Interim Investors Agreement, there are (i) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates (excluding the Company and its Subsidiaries), and (ii) no Contracts (whether oral or written) between Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Group Companies’ directors, officers, employees or shareholders in their capacity as such, on the other hand, (a) that relate in any way to the Transactions; (b) pursuant to which any shareholder of the Company would be entitled to receive consideration with respect to the Transactions of a different amount or nature than the Per Share Merger Consideration; or (c) pursuant to which any Person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 5.9 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the Guarantor, enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 5.10 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis was performed by Parent and Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations, warranties and covenants of the Company set forth in this Agreement).

Section 5.11 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information. Each of Parent and Merger Sub acknowledges that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other; (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets; (c) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets); and (d) neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by any of the Group Companies or their respective Affiliates and Representatives or the accuracy or completeness thereof, and neither Parent nor Merger Sub shall, and shall cause their respective Affiliates and Representatives not to, hold any such Person liable with respect thereto, other than intentional fraud in connection therewith.

Section 5.12 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the Equity Commitment Letter pursuant to which the Sponsor or its Affiliates has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Interests of Parent, up to the aggregate amount set forth therein (the “Financing”), the proceeds of which will be used to, among other things, finance the consummation of the Merger and the other Transactions, and (ii) the Support Agreement. Each of the Equity Commitment Letter and the Support Agreement provides, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein.

(b) As of the date hereof, (i) each of the Equity Commitment Letter and the Support Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto (subject to the Enforceability Exception), and (ii) neither the Equity Commitment Letter nor the Support Agreement has been amended or modified and no such amendment or modification is contemplated, and the respective commitments contained in each of the Equity Commitment Letter and the Support Agreement have not been withdrawn, terminated or rescinded and to the Knowledge of Parent, no such withdrawal, termination or restriction is contemplated. Parent and Merger Sub will have, at or prior to the Closing, cash, available lines of credit or other sources of immediately available funds in U.S. dollars sufficient to pay the aggregate Merger Consideration and all related expenses and other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and the other Transactions and to perform their respective obligations under the Transaction Documents.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or any other parties thereto, under the Equity Commitment Letter or the Support Agreement; or would otherwise excuse or permit the Sponsor to refuse to fund its obligations under the Equity Commitment Letter or excuse or permit the Rollover Shareholders or their respective Affiliates not to perform their respective obligations under the Support Agreement. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

(d) The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing, as applicable, available to Parent on the terms therein.

Section 5.13   Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Each of Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions (including the payment of the aggregate Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions and all related expenses) to occur at the Closing and assuming the accuracy of all of the representations and warranties of the Company set forth herein, will not be (and the Surviving Company will not be), Insolvent. None of Parent and Merger Sub is in default in any material respect with respect to any Contract to which it is a party.

Section 5.14   Absence of Litigation. As of the date hereof, to the Knowledge of Parent, there are no Legal Proceedings pending or threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.

Section 5.15   No Other Representations. Except for the representations and warranties expressly contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

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Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1 (the “Pre-Closing Period”), except (a) as required by applicable Laws; (b) with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by any of the Sponsor, its Affiliates, or any Representative of the Sponsor or its Affiliates, as applicable, solely in their respective capacity as a director or officer of the Company); or (c) as otherwise permitted or contemplated by the Transaction Documents, the Company shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course of business and in a manner consistent with past practices, and use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, comply with all applicable Laws, keep available the services of their present key officers and key employees, and preserve its relationships with customers, suppliers, licensors, and others with whom the Company or its Subsidiaries have material business relations as of the date hereof. Without limiting the generality of the foregoing, except (i) as may be required by applicable Laws; (ii) with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent shall be deemed given if approved by any of the Sponsor, its Affiliates, or any Representative of the Sponsor or its Affiliates, as applicable, solely in their respective capacity as a director or officer of the Company); or (iii) as otherwise permitted or contemplated by the Transaction Documents, during the Pre-Closing Period, the Company shall not, and shall not permit any of the other Group Companies to:

(a) amend or otherwise change its memorandum and articles of association or other equivalent organizational documents or governing instruments;

(b) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries (other than by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company);

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any other equity or equity-linked securities (other than the purchase of Shares to satisfy obligations under a Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with their respective terms and conditions);

(d) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other Equity Interests (except dividends or other distributions in cash, stock or property paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company);

(e) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly-owned Subsidiaries of the Company which would not result in a material increase in the Tax liability of any Group Companies);

(f) acquire, sell, lease, license, subject to any Lien or otherwise dispose of, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5,000,000 in any single transaction or related series of transactions; except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to existing Contracts, or (iii) incurrence of Permitted Liens or Liens securing Indebtedness permitted under this Section 6.1;

(g) incur, issue or assume any Indebtedness or guarantee or otherwise become liable for any Indebtedness (including increasing the Indebtedness under Contracts in existence as of the date hereof) that is not budgeted in the Company’s current or any future plan approved by the Board as of the date hereof and is in excess of US$1,000,000 in a single transaction or series of related transactions, other than (A) in the ordinary course of business and consistent with past practices; (B) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries; or (C) any Indebtedness incurred under existing Contracts;

(h) incur or commit to incur any single capital expenditure in excess of US$1,000,000, or capital expenditures in the aggregate in excess of US$1,000,000 for the Group Companies taken as a whole, in each case not budgeted in the Company’s current or any future plan approved by the Board as of the date hereof;

(i) (A) (1) make any material change in any method of Tax accounting or (2) make or change any material Tax election; (B) file any material amended Tax Return, settle or compromise any material Tax liability except as required by applicable Laws; or (C) enter into any material closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(j) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Company Material Contract (or any Contract that would be a Company Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments by the Company and its Subsidiaries of US$5,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(k) effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

(l) settle any Legal Proceeding before a Governmental Entity, other than any settlement involving only the payment of monetary damages not in excess of US$1,000,000, except (A) in the ordinary course of business; (B) Legal Proceedings to enforce the terms of the Transaction Documents; (C) Legal Proceedings in connection with the Transaction Documents and the transactions contemplated thereby; or (D) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(m) permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all fees and Taxes required to maintain and protect its interest in each and every item of material Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any material Intellectual Property owned by any Group Company;

(n) fail to use its reasonable best efforts to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act; or

(o) agree, authorize or enter into any Contract to do any of the foregoing.

Section 6.2 Non-Solicitation.

(a) Subject to the provisions of this Section 6.2, and except for actions or omissions taken by or at the direction of Parent or Merger Sub, or their respective Affiliates, including solely in such Person’s capacity as a director, officer or employee of any of the Group Companies or otherwise, during the Pre-Closing Period, the Company shall not, and shall not authorize or permit any of its Representatives, any of the Company’s Subsidiaries or any of their respective Representatives to, directly or indirectly:

(1) solicit, initiate or encourage, any Competing Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(2) enter into, maintain, continue or otherwise engage in discussions or negotiations with any Person or furnish to any Person (or any representative thereof) any non-public information with respect to the Company or any of its Subsidiaries, or cooperate with any Person (or any representative thereof), in each case, with respect to any Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(3) agree to, approve, endorse, recommend, enter into or consummate any written agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar written agreement or any Contract relating to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b));

(4) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party, and the Company shall promptly take all actions necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill, confidentiality or similar agreement and to enforce such standstill, confidentiality or similar agreement; or

(5) authorize or direct any of the Representatives of the Company or any of its Subsidiaries to take any action or resolve to propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, at any time on or after the date hereof and prior to the receipt of the Company Shareholder Approval, following the receipt of a bona fide written proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.2, the Company, the Special Committee and their respective Representatives may (i) contact the Person or group of Persons who has made such proposal or offer to notify such Person the restrictions set forth in this Section 6.2 and/or to clarify and understand the terms and conditions thereof; (ii) furnish non-public information in response to the request of the Person or group of Persons who has made such proposal or offer, provided, that (A) prior to furnishing such nonpublic information, the Company receives from such Person or group of Persons an executed Acceptable Confidentiality Agreement; and (B) concurrently with furnishing any such nonpublic information to such Person or group of Persons, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished or made available by the Company to Parent); and (iii) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such proposal or offer; provided further, that prior to taking any actions described in sub-clause (ii) or (iii), the Special Committee shall (x) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (y) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action could reasonably be expected to be contrary to its fiduciary duties under applicable Laws; and (z) provide Parent with written notice of the receipt by the Company of any Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to a Competing Proposal (including the identity of the Person or group of Persons making or submitting such Competing Proposal, and details of the material terms and conditions thereof) prior to or concurrently with taking any such action.

(c) The Company shall keep Parent promptly and reasonably informed with respect to (i) any inquiry or indication of interest that could lead to a Competing Proposal; (ii) the status of any such Competing Proposal; and (iii) the status, any material developments and the terms of any material modification thereto. The Company agrees that it will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information or materials to Parent in accordance with, or otherwise complying with, this Section 6.2(c).

(d) The Company shall cease and cause to be terminated any discussions existing as of the date hereof with any Person or group of Persons that relate to or for the purpose of encouraging or facilitating any Competing Proposal.

(e) During the Pre-Closing Period, none of the Company, the Board (in accordance with Section 10.16) or any committee thereof shall (i) change, withhold, withdraw, amend, qualify or modify, or publicly change, withhold, withdraw, amend, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly adopt, approve or recommend, any Competing Transaction; (iii) fail to make the Company Recommendation or include the Company Recommendation in the Proxy Statement, or fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 as promptly as practicable after the commencement of such Competing Transaction (but in any event within ten (10) Business Days following such commencement); or (iv)  resolve or agree to take any of the foregoing actions (any of the actions or events described in sub-clauses “(i)” through “(iv)”, a “Change in Company Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, if in response to the receipt by the Company of a Competing Proposal, the Board (upon the recommendation of the Special Committee) or the Special Committee determines in good faith following consultation with its financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws, the Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, may (1) make a Change in Company Recommendation in respect of such Superior Proposal and (2) cause the Company to terminate this Agreement under Section 9.1(c)(2); provided, that (i) the Board or the Special Committee has first notified Parent in writing of its intent to take such action (any such notice, a “Change in Company Recommendation Notice”), which notice shall contain the identity of the Person making the Superior Proposal, specify the material terms of the Superior Proposal, contain a copy of the material documents and/or agreements providing for the Superior Proposal and indicate that the Board or the Special Committee intends to effect a Change in Company Recommendation and terminate this Agreement; (ii) if requested by Parent in writing, the Company shall, and shall cause its Representatives to, for a period of at least five (5) Business Days following receipt by Parent of the Change in Company Recommendation Notice (such time period, the “Notice Period”) and prior to making any such Change in Company Recommendation and terminating this Agreement, negotiate with Parent and any Representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of this Agreement and the Transactions (a “Parent Proposal”); (iii) following the Notice Period, and taking into account any Parent Proposal received during the Notice Period, the Board or the Special Committee shall have considered in good faith such Parent Proposal, if any, and shall, prior to making any such Change in Company Recommendation and terminating this Agreement, have determined, in respect of such Superior Proposal, following consultation with its financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such Parent Proposal, if any, were to be given effect; (iv) such Superior Proposal did not result from a breach of this Section 6.2 (other than any such breach caused by Parent, Merger Sub, the Sponsor or their respective Affiliates); and (v) the Board or the Special Committee causes the Company to terminate this Agreement under Section 9.1(c)(2) and pay to Parent the Company Termination Fee (as defined below) in accordance with Section 9.3(a). The Company acknowledges and agrees that, in connection with a Change in Company Recommendation Notice delivered in connection with a Competing Proposal that is determined to be a Superior Proposal for purpose of this Section 6.2(f), each successive material modification to the financial terms of such Competing Proposal shall be deemed to constitute a new Competing Proposal to which the requirements of this Section 6.2(f) shall again apply and shall trigger a new Notice Period, except that the Notice Period shall be at least two (2) Business Days.

(g) At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.3 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or take any action or fail to take any action which would, or would reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 6.4 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 SEC Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company will prepare and cause to be filed with the SEC, with the assistance of Parent and Merger Sub, the Proxy Statement and the Schedule 13E-3. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company, with the assistance of, and after consultation with, Parent and Merger Sub, shall use its reasonable best efforts to (i) respond, as promptly as reasonably practicable, to any comments received from the staff of the SEC with respect to such filings of the Proxy Statement and the Schedule 13E-3; (ii) prepare and file, as promptly as reasonably practicable, any amendments or supplements necessary to be filed in response to any such comments or as required by applicable Laws; (iii) have cleared by the staff of the SEC the Proxy Statement and the Schedule 13E-3; and (iv) to the extent required by applicable Laws, as promptly as reasonably practicable after the date the Proxy Statement is cleared by the SEC, prepare, file and distribute to the shareholders any supplement or amendment to the Proxy Statement or the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing, and mailing/distribution of the Proxy Statement and the Schedule 13E-3, and the resolution of comments from the SEC. Upon its receipt of any oral or written comments from the SEC or its staff or any request therefrom for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall as promptly as reasonably practicable notify Parent of the receipt of such comment and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent with a reasonable opportunity to review and comment on such document or response; and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

(b) If at any time prior to the Shareholders’ Meeting, any information is discovered by any Party which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and, to the extent required by applicable Laws, disseminate to the shareholders of the Company; provided, that prior to such filing, to the extent permitted by Laws, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Party and its Representatives a reasonable opportunity to comment thereon.

(c) Nothing in this Section 7.1 is intended to restrict or preclude the Board or the Special Committee from effecting a Change in Company Recommendation on the terms and subject to the condition set forth in this Agreement. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.2, with respect to any disclosure regarding a Change in Company Recommendation made in accordance with and not in violation of this Agreement, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon, or another filing by the Company with the SEC, with respect to such disclosure.

Section 7.2 Shareholders’ Meeting.

(a) Subject to the other provisions of this Agreement, the Company shall as promptly as reasonably practicable, (i) take all actions required under the Companies Act and its memorandum and articles of association to duly call, give notice of, convene and hold a meeting of its shareholders; and (ii) in no event later than fifteen (15) Business Days after the SEC confirms that it has no further comments on, is not reviewing or otherwise clears, the Schedule 13E-3 and the Proxy Statement, mail or cause to be mailed the Proxy Statement for the purpose of obtaining the Company Shareholder Approval (the “Shareholders’ Meeting”), with the date of the Shareholders’ Meeting (such meeting date being no later than forty (40) days after the date of mailing the Proxy Statement) and the record date for determining the holders of Shares who shall be entitled to give instructions for the exercise of the voting rights at the Shareholders’ Meeting (the “Record Date”) to be determined by the Company after good faith consultation with Parent. Subject to a Change in Company Recommendation in accordance with Section 6.2, (A) the Board shall recommend to the holders of Shares that they approve and adopt this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement; and (B) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and take all other actions necessary or advisable to secure the Company Shareholder Approval. Upon prior written request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a current basis prior to the date of the Shareholders’ Meeting, as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval. Subject to this Section 7.2, without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting. In the event that the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing (such approval shall not be unreasonably withheld, conditioned and/or delayed), the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company may, and Parent may request in writing that the Company, adjourn or postpone the Shareholders’ Meeting, if and to the extent the Special Committee or Parent, as the case may be, determines in good faith (i) such adjournment or postponement is necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Laws is timely filed, and mailed or otherwise provided to the Company’s shareholders; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions to obtain the Company Shareholder Approval; or (iii) additional time is required to solicit proxies in favor of the adoption of this Agreement.

Section 7.3 Access to Information. During the Pre-Closing Period, upon reasonable prior written notice from Parent, the Company shall (and shall cause the respective Representatives of the Group Companies to): (a) provide Parent and its authorized Representatives reasonable access, in a manner not disruptive to the operations of the business of the Group Companies, during normal business hours and upon reasonable notice throughout the Pre-Closing Period, to the properties, books, records and other documents and information relating to the Group Companies as may be reasonably requested in writing; (b) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Group Companies as may reasonably be requested in writing; and (c) provide reasonable access to the Group Companies’ Representatives and personnel, to the extent such individuals are not Affiliates of Parent; provided, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated; (ii) violate applicable Laws, Order or the provisions of any Contract to which the Company or any of its Subsidiaries is a party; (iii) jeopardize any attorney-client privilege, work product doctrine or any other applicable legal privilege; or (iv) give a third party the right to terminate or accelerate its rights under a Contract entered into prior to the date of this Agreement. All information obtained by the Parties pursuant to this  Section 7.3 shall be kept confidential in accordance with the Confidentiality Agreements and Section 10.12. Notwithstanding the foregoing, any such investigation shall be conducted in such manner as not to unreasonably interfere with the business or operation of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

Section 7.4 Publicity. The initial press release by any Party with respect to the execution of this Agreement shall be reasonably acceptable to Parent and the Company. Neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Transactions without the prior written agreement of the other Party, except (a) as may be required by Laws or by any listing agreement with a national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other Party before making any such public announcements, (b) that the Company shall not be required to obtain the prior agreement of Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in Company Recommendation or any action taken by the Company, the Board or the Special Committee permitted under Section 6.2, and (c) subject to compliance with the Confidentiality Agreements and Section 6.2 of this Agreement, the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 7.4 shall terminate upon a Change in Company Recommendation.

Section 7.5 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time for a period of six (6) years, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Group Companies and any person who becomes a director or officer of Group Companies prior to the Effective Time (each, an “Indemnified Party”) against any and all cost or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Legal Proceeding, whether civil, criminal administrative or investigative to the fullest extent permitted by the Companies Act or any other applicable Law or provided under the memorandum and articles of association, any indemnification agreements and any other governing documents of the Group Companies in effect on the date hereof. In the event of any threatened or pending claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its Subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the Transactions and actions contemplated hereby), (i) the Surviving Company shall, and Parent shall cause the Surviving Company to, advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including reasonable attorney’s fees and disbursements) to be advanced within twenty (20) Business Days of receipt by Parent from the Indemnified Party of a request therefor; and (ii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing. If any claim for indemnification is asserted or made by any Indemnified Party pursuant to this Section 7.5, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards under the Companies Act, the memorandum and articles of association of the Surviving Company or any Subsidiary, other applicable Laws or any applicable indemnification agreement shall be made by independent legal counsel selected by such Indemnified Party that is reasonably acceptable to the Surviving Company. If any Proceeding is brought against any Indemnified Party in which indemnification could be sought by such Indemnified Party under this Section 7.5, (i) each Indemnified Party shall be entitled to retain his or her own counsel in connection with such Proceeding; and (ii) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment or advancement of any amounts by the Surviving Company under Section 7.5(a), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the Indemnified Party shall use commercially reasonable efforts to notify the Surviving Company promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt; and (ii) as soon as necessary after actual receipt to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. Unless (x) otherwise provided in any applicable agreement or document providing for indemnification to the contrary or (y) joint representation is inappropriate due to a conflict of interest between the Person seeking indemnification and the Surviving Company (or its applicable Subsidiary) or any other Person represented by the counsel that is proposed by the Surviving Company or such Subsidiary to conduct the defense of the Person seeking indemnification, the Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Proceeding and, at its option, assume the defense of such Proceeding in respect of which indemnification is sought under the applicable agreement or document. The Indemnified Person shall have the right to effectively participate in the defense and/or settlement of such Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Proceeding pursuant to this Section 7.5(b), neither the Surviving Company nor any of its Subsidiaries shall be liable to the Indemnified Party for any fees of counsel subsequently incurred by such Person with respect to the same Proceeding.

(c) The Surviving Company shall (and Parent shall cause the Surviving Company to) honor and fulfill in all respects the obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.

(d) From and after the Effective Time for a period of six (6) years, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect all provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) and in the memorandum and articles of association and other governing documents of the Company’s Subsidiaries regarding (i) elimination of liability of directors; (ii) indemnification of officers, directors and employees; and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(e) Prior to the Effective Time, the Company may, at its option, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period ending six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, that the maximum aggregate premium for such policies shall not be in excess of three hundred percent (300%) of the amount the Company paid for its D&O Insurance in its last full fiscal year; provided further, that if the premiums of such “tail” policy exceed such amount, the Company may, at its option, obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company does not obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than as provided in the Company’s existing policies as of the date hereof; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the amount per annum the Company paid for its D&O Insurance in its last full fiscal year; and provided further, that if the premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated, and Parent shall cause the Surviving Company, to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(f) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.5.

(g) The provisions of this Section 7.5 shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 and his or her heirs and Representatives, and are in addition to, and not in substitution for, any other rights that any such Person may have under the memorandum and articles of association or other governing documents of the Company or any of its Subsidiaries, under the Companies Act or any other applicable Law or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries or otherwise.

Section 7.6 Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (a) obtain the Financing on the terms and conditions described in the Equity Commitment Letter; (b) maintain in effect the Equity Commitment Letter until the Transactions are consummated; (c) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent or Merger Sub that are within its control, if any; (d) seek to enforce its rights under the Equity Commitment Letter; and (e) consummate the Financing at or prior to the Effective Time. Each of Parent and Merger Sub hereby acknowledges and agrees that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing and reaffirms its obligation to consummate the Transactions hereby on the terms and subject to the conditions set forth in this Agreement, irrespective and independent of the availability of the Financing.

Section 7.7 Support Agreement. Parent shall use its reasonable best efforts to consummate the transactions contemplated by the Support Agreement on the terms and conditions described in the Support Agreement, including using reasonable best efforts to (a) maintain in full force and effect the Support Agreement until the Transactions are consummated; (b) satisfy, or cause to be satisfied, on a timely basis all conditions applicable to Parent in the Support Agreement that are within its control, if any; and (c) cause the Rollover Shareholders to vote their Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, hold their respective Rollover Shares through the Effective Time, and receive no cash consideration for their Rollover Shares in the Merger. Parent shall promptly (and in any event within two (2) Business Days) notify the Company and the Special Committee of any termination of, material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Support Agreement.

Section 7.8 Reasonable Best Efforts

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(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties and their respective Representatives shall use its reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; (ii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) any applicable federal or state securities Laws; and (B) any other applicable Law; provided, that the Company, on the one hand, and Parent, on the other hand, will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party and including the timing of the initial filings; (iii) furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions; (iv) execute and deliver any additional instruments necessary to consummate the Transactions; (v) keep the other Parties promptly (and in any event within three (3) days) informed in all material respects of any material communication received by such Party, or given by such Party, in connection with any proceeding by a private party, in each case relating to the Transactions; (vi) permit the other Parties to review any material communication (and considering the other Parties’ reasonable comments thereto) delivered to, and consulting with the other Parties in advance of any meeting or conference with, any private party in connection with any proceeding by a private party relating thereto, and giving the other Parties the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such private party); and (vii) avoid the entry of, or have vacated or terminated, any decree, Order, or judgment that would restrain, prevent or delay the consummation of the Transactions, including defending any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Each Party hereto shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Transactions.

Section 7.9 Antitakeover Statutes. If the restrictions of any Antitakeover Statutes are or may become applicable to any of the Transactions, each of the Company and Parent, and their respective board of directors, shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render the restrictions of such Antitakeover Statutes inapplicable to, or minimize, to the extent possible, the effects of such statute or regulation on the Transactions.

Section 7.10 Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take, or cause to be taken, all actions required, proper or advisable to cause the Shares and the Company Warrants, to the extent applicable, to be deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 7.11 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 7.12 Participation in Litigation. Prior to the Effective Time, (a) the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Legal Proceedings commenced or, to the Knowledge of such Party, threatened in writing against such Party and/or its directors which relate to this Agreement or the Transactions; and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any Legal Proceedings of shareholders (on their own behalf or on behalf of the Company) against the Company and/or its directors or Representatives relating to this Agreement or the Transactions at its own expense, and no such Legal Proceeding shall be settled or compromised without Parent’s prior written consent, which consent should not be unreasonably withheld, conditioned or delayed.

Section 7.13 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 7.14 No Amendment to Transaction Documents. Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause its respective Affiliates not to, (i) amend, modify, withdraw, waive or terminate any Transaction Documents or (ii) enter into or modify any other Contract relating to the Merger or Transactions, in each case in a manner that (x) would be inconsistent with the terms of any Transaction Document, or (y) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (A) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions, (B) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement, or (C) the Company’s exercise of its right to specific performance of the terms of any Transaction Document in its capacity as a third-party beneficiary.

Section 7.15 Actions Taken at Direction or Acquiescence of Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI or this Article VII hereof, if the alleged breach results from an action or inaction by the Company at the direction, acquiescence acting solely in their respective capacity as a director or officer of the Company, or approval of Parent, Merger Sub or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Board (acting at the direction of the Special Committee) or the Special Committee.

Section 7.16 ESOP Information. As soon as practicable following the date hereof (but in no event later than five (5) Business Days prior to the Closing Date, the Company shall make available to Parent accurate and complete information (a) with respect to each Company Option under the 2024 Plan that is outstanding immediately before the Closing Date: (i) the name of the Company Option recipient; (ii) the number of Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule and other vesting conditions (if any), vesting commencement date and vesting status of such Company Option; and (vi) the date on which such Company Option expires; and (b) with respect to each Company RSU under the 2024 Plan that is outstanding immediately before the Closing Date: (i) the name of the Company RSU recipient; (ii) the number of Shares subject to such Company RSU; (iii) the date on which such Company RSU was granted; and (iv) the vesting schedule and other vesting conditions (if any), the vesting commencement date and vesting status of such Company RSU.

Article VIII
CONDITIONS TO THE MERGER

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with applicable Laws and the memorandum and articles of association of the Company; and

(b) no Governmental Entity of any competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 8.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Parent and Merger Sub, to the extent permitted by applicable Laws) of the following conditions:

(a) (i) other than the representations and warranties of the Company contained in Section 4.1 (Organization), Section 4.3(a) (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes) and Section 4.17 (Brokers or Finders), the representations and warranties of the Company contained in this Agreement, for the purpose of this clause (i) without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar standard or qualification set forth therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and correct as of such date or with respect to such period), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 4.1 (Organization), Section 4.3(a) (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes) and Section 4.17 (Brokers or Finders) shall be true and correct in all respects (except, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b) the Company shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c) no Company Material Adverse Effect shall have occurred and be continuing following the date of this Agreement; and

(d) the Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by a senior executive officer of the Company, certifying to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3 Additional Conditions to Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction (or waiver by Company) of the following conditions:

(a) the representations and warranties of each of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct, without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar standard or qualification set forth therein, would not individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(c) each of Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, signed by a director of each of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to comply with this Agreement.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned (except as otherwise provided below) only at any time prior to the Effective Time and only as follows:

(a) by the mutual written agreement of the Company (in accordance with Section 10.16) and Parent; or

(b) by either the Company (in accordance with Section 10.16) or Parent:

(1) if any Governmental Entity having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order or other action shall have become final and non-appealable;

(2) if the Company Shareholder Approval shall not have been obtained at the Shareholders’ Meeting (after taking into account any adjournment, postponement, or recess thereof); or

(3) if the Merger shall not have occurred by the date falling nine (9) months from the date of this Agreement (the “Termination Date”);

provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose breach of, or failure to fulfill (or, in the case of Parent, any such breach or failure by Parent or Merger Sub), any of its obligations under this Agreement in any manner has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied;

(c) by the Company (in accordance with Section 10.16),

(1) if a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach or failure has given rise to the failure of a condition set forth in Section 8.1 or Section 8.3 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following the receipt by Parent or Merger Sub of written notice from the Company of such breach or failure stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(c)(1) (or such shorter period of time that remains between the date the Company provides written notice of such breach or failure and the Termination Date); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(1) if it is then in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(2) if, prior to obtaining the Company Shareholder Approval, the Board or the Special Committee (in accordance with Section 10.16) shall have determined to make a Change in Company Recommendation in respect of a Superior Proposal and terminate this Agreement in accordance with Section 6.2(f)(2); provided, that substantially concurrently with or immediately after the termination of this Agreement by the Company pursuant to this Section 9.1(c)(2), the Company enters into definitive binding transaction documents with respect to the relevant Superior Proposal and the Company pays to Parent the Company Termination Fee in immediately available funds; provided further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c)(2) unless the Company has complied with the requirements of Section 6.2 with respect to such Superior Proposal (other than immaterial non-compliance that does not adversely affect Parent and Merger Sub). Any purported termination pursuant to this Section 9.1(c)(2) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in full in accordance with this Section 9.1(c)(2) and Section 9.3(a); or

(3) if (i) all the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing) have been satisfied or waived; (ii) the Company has irrevocably confirmed in writing to Parent that (A) all the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.3; and (B) the Company is ready, willing and able to consummate the Closing; and (iii) Parent and Merger Sub fail to consummate the Closing within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2.

(d) by Parent,

(1) if a breach or failure of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following the receipt by the Company of written notice from Parent of such breach or failure of condition stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(d)(1) (or such shorter period of the time that remains between the date Parent provides written notice of such breach or failure and the Termination Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(1) if either Parent or Merger Sub is in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(2) if the Board or the Special Committee (in accordance with Section 10.16) shall have effected a Change in Company Recommendation.

Section 9.2 Effect of Termination. (a)The Party terminating this Agreement pursuant to Section 9.1(b), Section 9.1(c) or Section 9.1(d), as the case may be, shall give written notice of such termination to the other Party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto; provided, that (a) the terms of Article IX and Article X shall survive any termination of this Agreement; and (b) subject to Section 9.3(d), no Party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement prior to such termination or fraud.

Section 9.3 Fees Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent or one or more of its designees an amount in cash equal to US$550,000 (the “Company Termination Fee”) as directed by Parent by wire transfer of same day funds if this Agreement is terminated by (i) Parent pursuant to Section 9.1(d)(1) or Section 9.1(d)(2); (ii) the Company pursuant to Section 9.1(c)(2); or (iii) the Company or Parent pursuant to Section 9.1(b)(2) or Section 9.1(b)(3); if in the case of this sub-clause (iii), at the time of such termination, a Competing Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not publicly and unconditionally withdrawn prior to the earlier of the termination of this Agreement or the Shareholders’ Meeting, and within twelve (12) months after such termination the Company or any of its Subsidiaries enters into a definitive agreement in connection with the same Competing Proposal referred to above that was later consummated or consummates such Competing Proposal, provided that, for purposes of this Section 9.3(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to 50%. Such payment shall be made: (A) in the case of termination pursuant to sub-clauses (i) or (ii) above, as promptly as possible following such termination; and (B) in the case of termination pursuant to sub-clause (iii) above, as promptly as possible following the consummation of the Competing Transaction mentioned in sub-clause (iii) above; it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b) Parent shall pay, or cause to be paid, to the Company or one or more of its designees an amount in cash equal to US$1,100,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 9.1(c)(1) or Section 9.1(c)(3), such payment to be made by wire transfer of same day funds as promptly as possible following such termination; it being agreed that in no event shall the Parent be required to pay the Parent Termination Fee more than once.

(c) The Company, Parent and Merger Sub acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; and (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(a) or Section 9.3(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In the event that the Company shall fail to pay the Company Termination Fee or that Parent shall fail to pay the Parent Termination Fee, when due and in accordance with this Agreement, and, in order to obtain such payment, the Company or Parent, as the case may be, shall reimburse the other Party for all reasonable costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Notwithstanding anything to the contrary in this Agreement, Parent’s right to (i) terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.3(a), and (ii) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group, other than an order of specific performance pursuant to Section 10.10, against any member of the Company Related Parties for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.10, neither the Company nor any member of the Group Companies shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 9.3(a) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any of them, any monetary damages from an Group Companies in connection with this Agreement or any of the Transactions, other than from the Company to the extent provided in Section 9.3(a) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Group Companies.

(e) Notwithstanding anything to the contrary in this Agreement, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.3(b), and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), and (ii) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Related Parties, other than an order of specific performance pursuant to Section 10.10, against any member of the Parent Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.10, neither the Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions, other than the payment of the Parent Termination Fee pursuant to Section 9.3(b) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Company Related Parties seek, or permit to be sought, on behalf of any of them, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than from Parent to the extent provided in Section 9.3(b) and Section 9.3(c), or the Rollover Shareholders, the Sponsor or the Guarantor to the extent provided in the Buyer Group Contracts. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

Article X
MISCELLANEOUS

Section 10.1 Amendment and Modification. Subject to applicable Laws, this Agreement may be amended, modified and supplemented by written agreement of the Parties, by action taken by or on behalf of their respective board of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee; provided, that following receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that by Laws otherwise would require further approval or authorization by the shareholders of the Company without such further approval or authorization.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail; (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (c) on the earlier of confirmed receipt or the second (2nd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):

(a)	if to Parent or Merger Sub:

Oceanpine Skyline Inc.
Address: 21F, China Century Tower
No. 9 Xiaoyunli South St
Beijing 100026, China
E-mail: nansd@oceanpine.com
Attention: Nan Shaodeng

with a copy (which shall not constitute notice) to:
White & Case LLP
19th Floor, Tower 1 of China Central Place
81 Jianguo Lu
Chao Yang District
Beijing 100025
People’s Republic of China
Attention: Alan Bao, Esq.
Email: alan.bao@whitecase.com

(b)	if to the Company, to:

LakeShore Biopharma Co., Ltd
Room 401, 4th Floor, Building 2
No. 38 Yongda Road, Daxing Biomedical Industrial Base
Zhongguancun Science Park, Daxing District

Beijing, China
Attention: Qiuzhu (Kira) Tang
Email: qiuzhu.tang@lakeshorebio.com

With a copy to (which shall not constitute notice):
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road,
Chaoyang District, Beijing 100025
People’s Republic of China
Attention: Qi Yue, Esq.
Email: qyue@gibsondunn.com

(c)	if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road,
Chaoyang District, Beijing 100025
People’s Republic of China
Attention: Qi Yue, Esq.
Email: qyue@gibsondunn.com

Section 10.3 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 10.4 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 10.5 Entire Agreement. This Agreement, the Confidentiality Agreements and the other Transaction Documents constitute the entire agreement with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 10.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) as provided in Section 7.5, Section 9.3(d) or Section 9.3(e) (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); and (b) with respect to the Company’s shareholders and only after the Effective Time, for the provisions setting forth the right of the shareholders to receive the Merger Consideration in Article III. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other Parties. Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 10.7   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.8   Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New York applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company; (c) the cancellation of the Shares and the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares; (d) the fiduciary or other duties of the Board and the directors of Parent and Merger Sub; (e) the general rights of the respective shareholders of the Company, Parent and Merger Sub; and (f) the internal corporate affairs of the Company, Parent and Merger Sub.

Section 10.9   Disputes.

(a) Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.8, any Legal Proceeding arising out of or in any way relating to this Agreement or the subject matter hereunder (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 10.9 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.9, any Party hereto may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

(b) Each Party hereto hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no Representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.9(b).

(c) Subject to the rights and remedies of the Parties otherwise provided herein in the case of a breach by the other Party, each Party agrees that the prevailing Party shall be entitled to reimbursement of all reasonable and documented costs and expenses, including all reasonable and documented attorney’s fees, in connection with any Legal Proceeding arising out of or relating to a fraud or a willful breach of this Agreement on the part of the other Party; provided, that Section 9.3 shall apply in lieu of this Section 10.9(c) in any circumstance where the Company Termination Fee or Parent Termination Fee, as the case may be, is paid or payable.

Section 10.10 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.1, this being in addition to any other remedy to which they are entitled under this Agreement.

(b) The provisions set forth in Section 9.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and the right of specific enforcement is an integral part of the Transactions contemplated by this Agreement and without that right, none of the Company, Parent, or Merger Sub would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction. Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, the remedies available to each Party shall be in addition to any other remedy to which they are entitled to at law or in equity; provided that once the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, plus reimbursement and interest pursuant to Section 9.3(c), if any, any other remedies shall not be available against the Party making such payment and, if such Party is the Company, against any other member of the Company Related Parties, or if such Party is Parent or Merger Sub, against any other member of the Parent Group.

Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parities without the prior written consent of the other Parties, except that prior to the Effective Time, Parent and Merger Sub may assign all or any of their rights and obligations to any direct wholly owned Subsidiary of Parent; provided, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations, and any assignment in violation of this sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.

Section 10.12 Confidentiality. The confidentiality obligations of the Confidentiality Agreements shall continue in full force and effect until the earlier of the Effective Time or the termination of the Confidentiality Agreements in accordance with their respective terms.

Section 10.13 Expenses. Subject to Section 9.3, all costs and expenses incurred in connection with the Transactions, the Transaction Documents and the consummation of the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Transactions are consummated.

Section 10.14 Headings. Headings of the articles, sections, clauses and sub-clauses of this Agreement and the table of contents, annexes, schedules and/or exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.15 Waivers. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party expressly granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.16 Special Committee Approval. Subject to the requirements of applicable Laws, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of, the Special Committee. The Special Committee, and only the Special Committee, may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

LAKESHORE BIOPHARMA CO., LTD

By:	/s/ Jutao (Adam) Zhao
	Name:	Jutao (Adam) Zhao
	Title:	Chairperson of the Special
Committee of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

Oceanpine Skyline Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

Oceanpine Merger Sub Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

Annex A

Plan of Merger

DATED ____________________

lakeshore biopharma co., ltd

and

OCEANPINE MERGER SUB INC.

PLAN OF MERGER

THIS PLAN OF MERGER is made on ___________________

BETWEEN

LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands having its registered office at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors and shareholders of the Company and the Merging Company have approved the merger of the Constituent Companies, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the agreement and plan of merger dated November 4, 2025 among Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), the Company and the Merging Company (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) and this Plan of Merger pursuant to provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”).

(B)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1	Definitions and Interpretation

1.1	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annex 1 hereto.

2	Plan of Merger

2.1	Constituent Company Details

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Company, which shall continue to be named LakeShore Biopharma Co., Ltd.

(c)	The registered office of the Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of the Merging Company is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Following the Effective Time (as defined below), the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be [US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each].

Annex A-1

2.2	Effective Time

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Amended and Restated Memorandum and Articles of Association (as defined below).

(c)	At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed at Annex 2 hereto (the “Amended and Restated Memorandum and Articles of Association”).

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company upon the Merger becoming effective are as follows:

NAME	ADDRESS
[●]	[●]

(b)	[There are no amounts or benefits which are or shall be paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.]

2.5	Secured Creditors

(a)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

2.6	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and the Merging Company shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as each of the Company and the Merging Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Company and the Merging Company.

Annex A-2

3	Variation

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Company and the Merging Company in accordance with Section 235(1) of the Companies Act to:

(a)	change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or (save as otherwise provided in the Merger Agreement) later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Merging Company to effect in their discretion.

4	Termination

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Company and the Merging Company in accordance with the terms of the Merger Agreement.

5	approvals

5.1	This Plan of Merger has been approved by the board of directors of both of the Constituent Companies pursuant to section 233(3) of the Companies Act.

5.2	This Plan of Merger has been authorised by the shareholders of both of the Constituent Companies pursuant to section 233(6) of the Companies Act.

6	Counterparts

6.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

7	Governing Law

7.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the Laws of the Cayman Islands.

7.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

Annex A-3

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of lakeshore	)
biopharma co., ltd:	)
	)	Duly Authorised Signatory
)
	)	Name:	Jutao (Adam) Zhao
)
	)	Title:	Chairperson of the Special Committee of the Board of Directors

SIGNED for and on behalf of Oceanpine Merger Sub Inc.:	)
)
	)	Duly Authorised Signatory
)
	)	Name:	NAN Shaodeng
)
	)	Title:	Director

Annex A-4

Annex 1

Merger Agreement

Annex A-5

ANNEX 2

AMENDEDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

Annex A-6